ZION OIL & GAS, INC.

12655 North Central Expressway, Suite 1000

Dallas, Texas 75243

December 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Statement on Form S-3 (File No. 333-261452) of Zion Oil & Gas, Inc. filed on December 1, 2021, as amended December 10, 2021 (the “Registration Statement”).

Dear Ms. Packebusch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zion Oil & Gas, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on December 15, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company requests that it be notified of such effectiveness by contacting David Aboudi, the Company’s counsel, at Aboudi Legal Group PLLC, at (646) 768-4285 or at david@aboudilegal.com.

Sincerely,
/s/ Robert Dunn
Robert Dunn
Chief Executive Officer